Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Americas Gold and Silver Corporation (“Americas Gold” or the “Company”)

145 King Street West, Suite 2870

Toronto, Ontario M5H 1J8

Item 2 Date of Material Change

May 5, 2020.

Item 3 News Release

A news release with respect to the material changed referred to in this report was issued by the Company via newswire services and filed on SEDAR on May 5, 2020.

Item 4 Summary of Material Change

On May 5, 2020, Americas Gold announced that it has entered into an agreement with a syndicate of underwriters co-led by Cormark Securities Inc. and Desjardins Securities Inc. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,930,000 common shares of the Company (the “Common Shares”) at a price of $2.80 per Common Shares (the “Offering Price”), for aggregate gross proceeds of approximately $25,000,000 (the “Offering”).

Item 5 Full Description of Material Change

On May 5, 2020, Americas Gold announced the Offering, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,930,000 Common Shares at the Offering Price for aggregate gross proceeds of approximately $25,000,000.

The Company has also granted to the Underwriters an option, exercisable until 11:59 p.m. on the 30th day following the closing date of the Offering, to purchase from the Company such number of additional Common Shares as is equal to 15% of the number of Common Shares at the Offering Price for market stabilization purposes and to cover over-allotments, if any.

Strategic investors led by Pierre Lassonde and Eric Sprott have indicated that they intend to subscribe for such number of Common Shares from the Offering totalling $8.75 million.

The proceeds from the sale of the Common Shares will be used for working capital and general corporate purposes, which may include the exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production.

The Offering will be made by way of a prospectus supplement to the Company’s base shelf prospectus dated June 28, 2019.

Closing of the Offering is expected to take place on or about May 13, 2020 and is subject to the receipt of approvals of the Toronto Stock Exchange and the NYSE American LLC and other necessary regulatory approvals.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

For further information, please contact:

Darren Blasutti

President and Chief Executive Officer

416-848-9503

Item 9 Date of Report

May 7, 2020